

November 18, 2013

Via E-Mail
Mr. Jay Wells
Chief Financial Officer
Cott Corporation
5519 West Idlewild Ave.
Tampa, FL 33634

> **Re:** **Cott Corporation**
> **Form 10-K for the Year Ended December 29, 2012**
> **Filed February 27, 2013**
> **Response dated November 12, 2013**
> **File No. 001-31410**

Dear Mr. Wells:

We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 29, 2012

Consolidated Financial Statements

Note 23—Guarantor Subsidiaries, page F-42

1.   We note your response to comment two of our letter dated October 30, 2013, indicating that you are not required to present separate financial statements and separate disclosures concerning subsidiary guarantors as you are in compliance with Rule 3-10(d) of Regulation S-X. Please revise and expand your disclosures pursuant to Rule 3-10(i)(8) of Regulation S-X. Please provide us the text of proposed disclosures to be included in future filings.

You may contact Joanna Lam at (202) 551-3476 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining